Commission File Number 001-31914

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Thirteenth Meeting of the Fourth Session of the Board of

Directors of China Life Insurance Company Limited

The thirteenth meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on April 25, 2014 at the conference room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated April 11, 2014. Out of the Company’s ten directors, nine directors attended the Meeting in person, including Yang Mingsheng, chairman and executive director of the Company; Wan Feng, vice chairman and non-executive director of the Company; Lin Dairen, executive director of the Company; Miao Jianmin and Zhang Xiangxian, non-executive directors of the Company; and Sun Changji, Bruce D. Moore, Anthony Francis Neoh and Tang Jianbang, independent non-executive directors of the Company. Wang Sidong, non-executive director of the Company, was on leave for business and authorized in writing Miao Jianmin to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “Company Law”) and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chaiman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the First Quarter Report for the Year of 2014

Voting result: 10 for, 0 against, with no abstention

2.	Passed the Proposal on the Compensation Management Report of the Company for the Year of 2013

Voting result: 10 for, 0 against, with no abstention

3.	Passed the Proposal on the Appraisal Report of the “Twelfth Five-Year Plan” of the Company for the Year of 2013

Voting result: 10 for, 0 against, with no abstention

4.	Passed the Proposal on the Corporate Governance Report of the Company for the Year of 2013

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

5.	Passed the Proposal on the Report of the Company’s Solvency and Capital Planning for the Year of 2013 in the Next Five Years

Voting result: 10 for, 0 against, with no abstention

6.	Passed the Proposal on the Hong Mian Project

Voting result: 10 for, 0 against, with no abstention

7.	Passed the Proposal on the Signing of the Regular Related Party Transaction Framework Agreement between the Company, China Life Pension Company Limited and China Life AMP Asset Management Co., Ltd

This transaction is regarded as a related party transaction of the Company under the HKSE listing rules. Affiliated directors, including Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this related party transaction to the 2013 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

8.	Passed the Proposal on the Signing of the Regular Related Party Transaction Framework Agreement between China Life Insurance (Group) Company, China Life Property and Casualty Insurance Company Limited and China Life AMP Asset Management Co., Ltd.

Affiliated directors, including Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this related party transaction to the 2013 Annual Shareholders’ Meeting for approval. Please refer to a separate announcement on Form 6-K filed on the same date of this announcement for the details of this transaction.

Voting result: 5 for, 0 against, with no abstention

9.	Passed the Proposal on Amendments to the AOA

The Board agreed to submit this proposal to the 2013 Annual Shareholders’ Meeting for approval. Please see the attachment hereto for the proposed amendments to the AOA and its appendix.

Voting result: 10 for, 0 against, with no abstention

10.	Passed the Proposal on the Amendment to the Administrative Measures for the Authority of Approval for the Fixed Assets of the Company

Voting result: 10 for, 0 against, with no abstention

11.	Passed the Proposal on the Interim Measures for Administration of Investment of the Company’s RMB Assets Entrusted to Third Parties

Voting result: 10 for, 0 against, with no abstention

12.	Passed the Proposal on the Auditing on the Senior Management of the Company

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

13.	Passed the Proposal on the Self-appraisal Report on Internal Control for the Year of 2013

Voting result: 10 for, 0 against, with no abstention

14.	Passed the Proposal on the Overall Risk Management Report for the Year of 2013

Voting result: 10 for, 0 against, with no abstention

15.	Passed the Proposal on the Risk Preference Statement for the Year of 2014

Voting result: 10 for, 0 against, with no abstention

For details with regard to proposals that the Board agreed to submit to the 2013 Annual Shareholders’ Meeting for approval, please refer to the supplementary notice of the 2013 Annual Shareholders’ Meeting that the Company will release in due course.

Board of Directors of China Life Insurance Company Limited

April 25, 2014

Commission File Number 001-31914

Appendix:

Proposed Amendments to the AOA

Article 123 of the AOA

Original clause:

The Company shall have a Board of Directors. The Board of Directors shall consist of eleven (11) directors. The Board of Directors shall have one (1) Chairman and may have one (1) Vice-chairman.

Of the eleven (11) directors, there shall be at least one (1) non-executive director, and at least one-third of the eleven (11) directors shall be independent directors.

Reason to amend:

According to the actual operation of the Board of Directors, it is necessary to expand the Board of Directors to 12 directors from the original 11 directors.

Revised clause:

The Company shall have a Board of Directors. The Board of Directors shall consist of twelve (12) directors. The Board of Directors shall have one (1) Chairman and may have one (1) Vice-chairman.

Of the twelve (12) directors, there shall be at least one (1) non-executive director, and at least one-third of the twelve (12) directors shall be independent directors.

Proposed Amendments to Procedural Rules for the Board of Directors of the Company (appendix to AOA)

Article 11 of the Procedural Rules for the Board of Directors of the Company

Original clause:

The Board of Directors shall consist of eleven (11) directors. The Board of Directors shall have one (1) Chairman and may have one (1) Vice-chairman. Of the eleven (11) directors, there shall be at least one (1) non-executive director, and at least one-third of the eleven (11) directors shall be independent directors.

Reason to amend:

The Board of Directors of the Company will be expanded to 12 directors from the original 11 directors.

Revised clause:

The Board of Directors shall consist of twelve (12) directors. The Board of Directors shall have one (1) Chairman and may have one (1) Vice-chairman. Of the twelve (12) directors, there shall be at least one (1) non-executive director, and at least one-third of the twelve (12) directors shall be independent directors.